SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENVESTNET, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29404K106

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29404K106

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,521,617
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,591,595
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,591,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission on May 21, 2021 (the “Original Schedule 13D”), by and on behalf of BlackRock, Inc. ( “BlackRock”), relating to the common stock, par value $0.005 per share (the “Common Stock”), of Envestnet, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 is being filed to report an increase in the beneficial ownership of certain index-tracking funds and accounts advised by the Advisory Subsidiaries (as defined in the Original Schedule 13D).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

The acquisitions described in this Amendment No. 1 were made by BlackRock through its Advisory Subsidiaries in their capacity as investment advisers to certain client accounts and were made with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

The foregoing transactions were made for investment purposes in the ordinary course of business of the Advisory Subsidiaries, were undertaken solely for the benefit of the applicable client accounts and are independent from the strategic relationship with and investment in the Issuer made by BlackRock for its own account.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 54,422,622 shares of Common Stock issued and outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the U.S. Securities and Exchange Commission on May 7, 2021.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the Advisory Subsidiaries, including Aperio Group LLC, BlackRock (Netherlands) B.V., BlackRock Advisors LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd., BlackRock Institutional Trust Company, National Association, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock Investment Management, LLC and BlackRock Japan Co., Ltd., none of which beneficially owns in excess of 5% of the outstanding Common Stock.

Item 5(c) is hereby amended to include the following:

(c) Since the date of the Original Schedule 13D, BlackRock has effected trades in Common Stock for the purpose of ensuring that holdings of certain index-tracking funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers track their respective indexes as accurately as possible. Annex A, attached hereto, sets forth transactions in the Common Stock, including such index-tracking trades, that were effected from May 21, 2021 (the date of the Original Schedule 13D) to June 9, 2021. The transactions in the Common Stock described on Annex A were effected on securities exchanges unless otherwise indicated therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

Annex A

Transaction in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell	Execution Type
BlackRock Fund Advisors	May 21, 2021	4,350	$68.47	Buy	ETF Create
BlackRock Fund Advisors	May 21, 2021	-5,616	$68.47	Sell	ETF Redeem
BlackRock Fund Advisors	May 21, 2021	1,040	$68.47	Buy	ETF Create
BlackRock Fund Advisors	May 21, 2021	-6,960	$68.47	Sell	ETF Redeem
BlackRock Fund Advisors	May 21, 2021	-1,305	$68.47	Sell	ETF Redeem
BlackRock Fund Advisors	May 21, 2021	-2,080	$68.47	Sell	ETF Redeem
BlackRock Fund Advisors	May 21, 2021	-435	$68.47	Sell	ETF Redeem
BlackRock Institutional Trust Company, National Association	May 21, 2021	-2,911	$68.85	Sell	Sell
BlackRock Fund Advisors	May 21, 2021	-583	$68.47	Sell	ETF Redeem
BlackRock Institutional Trust Company, National Association	May 26, 2021	-168	$70.35	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 26, 2021	-940	$70.89	Sell	Sell
BlackRock Financial Management, Inc.	May 26, 2021	-211	$70.89	Sell	Sell
BlackRock Japan Co., Ltd.	May 26, 2021	-1,245	$70.89	Sell	Sell
BlackRock Asset Management Ireland Limited	May 27, 2021	-1,240	$71.35	Sell	Sell
BlackRock Fund Advisors	May 27, 2021	-298	$71.35	Sell	Sell
BlackRock Financial Management, Inc.	May 27, 2021	-1,004	$71.35	Sell	Sell
BlackRock Financial Management, Inc.	May 27, 2021	-573	$71.35	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 27, 2021	-317	$71.35	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 27, 2021	-139	$71.35	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 28, 2021	-401	$71.97	Sell	Sell
BlackRock Fund Advisors	June 1, 2021	-108	$72.06	Sell	ETF Redeem
BlackRock Fund Advisors	June 1, 2021	4,247	$72.10	Buy	Buy
BlackRock Institutional Trust Company, National Association	June 1, 2021	156	$72.06	Buy	Buy
BlackRock Institutional Trust Company, National Association	June 1, 2021	12,039	$72.06	Buy	Buy
BlackRock Fund Advisors	June 2, 2021	12,591	$72.02	Buy	Buy
BlackRock Fund Advisors	June 2, 2021	-3,468	$72.04	Sell	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 2, 2021	73	$72.04	Buy	Buy
BlackRock Fund Advisors	June 2, 2021	-1,428	$72.04	Sell	ETF Redeem
BlackRock Fund Advisors	June 2, 2021	860	$72.04	Buy	ETF Create
BlackRock Fund Advisors	June 2, 2021	30	$72.04	Buy	ETF Create
BlackRock Fund Advisors	June 2, 2021	-2,448	$72.04	Sell	ETF Redeem
BlackRock Fund Advisors	June 2, 2021	-2,448	$72.04	Sell	ETF Redeem

A-1

BlackRock Fund Advisors	June 2, 2021	-586	$72.04	Sell	ETF Redeem
BlackRock Fund Advisors	June 2, 2021	110	$72.04	Buy	ETF Create
BlackRock Institutional Trust Company, National Association	June 2, 2021	-4,367	$72.04	Sell	ETF Redeem
BlackRock Fund Advisors	June 2, 2021	10,312	$71.96	Buy	Buy
BlackRock Fund Advisors	June 2, 2021	-586	$72.04	Sell	ETF Redeem
BlackRock Fund Advisors	June 2, 2021	-3,060	$72.04	Sell	ETF Redeem
BlackRock Fund Advisors	June 2, 2021	816	$72.04	Buy	ETF Create
BlackRock Fund Advisors	June 2, 2021	1,290	$72.04	Buy	ETF Create
BlackRock Fund Advisors	June 2, 2021	-204	$72.04	Sell	ETF Redeem
BlackRock Investment Management, LLC	June 3, 2021	319	$71.56	Buy	Buy
BlackRock Fund Advisors	June 3, 2021	513	$71.56	Buy	ETF Create
BlackRock Fund Advisors	June 3, 2021	-54	$71.56	Sell	ETF Redeem
BlackRock Fund Advisors	June 3, 2021	-10,320	$71.56	Sell	ETF Redeem
BlackRock Fund Advisors	June 3, 2021	30	$71.56	Buy	ETF Create
BlackRock Fund Advisors	June 3, 2021	-860	$71.56	Sell	ETF Redeem
BlackRock Fund Advisors	June 3, 2021	-860	$71.56	Sell	ETF Redeem
BlackRock Fund Advisors	June 3, 2021	-430	$71.56	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	2,052	$79.40	Buy	ETF Create
BlackRock Fund Advisors	June 4, 2021	-2,704	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	-1,290	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	22	$79.40	Buy	ETF Create
BlackRock Fund Advisors	June 4, 2021	-8,736	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	860	$79.40	Buy	ETF Create
BlackRock Financial Management, Inc.	June 4, 2021	-232	$79.40	Sell	Sell
BlackRock Fund Advisors	June 4, 2021	-1,456	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	-586	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	-1,040	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	-2,080	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	-136	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 4, 2021	-1,172	$79.40	Sell	ETF Redeem
BlackRock Fund Advisors	June 7, 2021	1,040	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	1,290	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	430	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	1,040	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	2,496	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	1,290	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	1,720	$79.36	Buy	ETF Create
BlackRock Fund Advisors	June 7, 2021	1,456	$79.36	Buy	ETF Create
BlackRock Investment Management, LLC	June 8, 2021	20,156	$78.40	Buy	Buy

A-2

BlackRock Institutional Trust Company, National Association	June 8, 2021	43,262	$78.40	Buy	Buy
BlackRock Investment Management, LLC	June 8, 2021	13,236	$78.40	Buy	Buy
BlackRock Investment Management, LLC	June 8, 2021	2,736	$78.40	Buy	Buy
BlackRock Fund Advisors	June 8, 2021	74,081	$78.40	Buy	Buy
BlackRock Investment Management, LLC	June 8, 2021	10,819	$78.40	Buy	Buy
BlackRock Institutional Trust Company, National Association	June 8, 2021	99,597	$78.40	Buy	Buy
BlackRock Investment Management, LLC	June 8, 2021	10,405	$78.40	Buy	Buy
BlackRock Asset Management Ireland Limited	June 8, 2021	-70	$78.40	Sell	Sell
BlackRock Fund Advisors	June 8, 2021	9,685	$78.40	Buy	Buy
BlackRock Institutional Trust Company, National Association	June 8, 2021	977	$78.40	Buy	Buy
BlackRock Financial Management, Inc.	June 8, 2021	11,436	$78.40	Buy	Buy
BlackRock Fund Advisors	June 8, 2021	5,810	$78.40	Buy	Buy
BlackRock Fund Advisors	June 8, 2021	750,967	$78.40	Buy	Buy
BlackRock Fund Advisors	June 8, 2021	129,148	$78.40	Buy	Buy

A-3